Metalico, Inc. 186 North Avenue East Cranford, New Jersey 07016 (908) 497-9610

September 8, 2011
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-7010
Attention: John Hartz
                   Senior Assistant Chief Accountant
Re:	Metalico, Inc. Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 15, 2011 Form 10-Q for Fiscal Quarter Ended June 30, 2011 Filed July 28, 2011 File No. 1-32453
Dear Mr. Hartz:
     Metalico, Inc. (“Metalico” or the “Company”) is in receipt of your letter of September 6, 2011 setting forth the comments of the Securities and Exchange Commission (the “Commission”) to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2010 (the “10-K”) and Quarterly Report on Form 10-Q for the Fiscal Quarter ended June 30, 2011 (the “10-Q”).
     Please be advised that the Company intends to submit its responses on or before October 4, 2011.
     The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission
Division of Corporation Finance
September 8, 2011

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you.

Sincerely yours,
/s/ Eric W. Finlayson
Eric W. Finlayson
Senior Vice President and Chief Financial Officer